Exhibit 99.(a)(5)(B)

Press release

Immedica to commence tender offer for all outstanding shares of common stock of Marinus Pharmaceuticals, Inc.

Stockholm, Sweden – January 8, 2025 – Immedica Pharma AB (“Immedica”), a leading global rare disease company, today announced that it will commence a tender offer through its wholly owned, direct subsidiary Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock of Marinus Pharmaceuticals, Inc. (“Marinus”) (Nasdaq: MRNS) at a price of USD 0.55 per share in cash. The tender offer is being made pursuant to the Agreement and Plan of Merger announced on December 30, 2024, by and among Immedica, Marinus, and Purchaser.

Immedica will file today with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO which sets forth in detail the terms of the tender offer. Additionally, Marinus will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the unanimous recommendation of Marinus’ board of directors for Marinus stockholders to accept the tender offer and tender their shares.

Unless extended, the tender offer will expire at 12:00 midnight, Eastern Time, at the end of the day on February 6, 2025.

The closing of the tender offer will be subject to customary conditions, including the tender of shares which represent at least a majority of the total number of Marinus’ outstanding shares of common stock. Upon the successful completion of the tender offer, Immedica would acquire any shares of Marinus’ common stock not tendered through a second-step merger effected for the same per share consideration. The transaction is expected to close in Q1 2025.

The information agent for the tender offer is MacKenzie Partners, Inc. (the “Information Agent”). Marinus stockholders who require additional copies of the Offer to Purchase, Letter of Transmittal or related materials or who have questions regarding the tender offer should contact the Information Agent toll free at +1 800 322 2885 or by email at tenderoffer@mackenziepartners.com.

Broadbridge Corporate Issuer Solutions, LLC is acting as depositary agent for the tender offer.

Important information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Marinus’ common stock or any other securities. Immedica will file with the SEC a tender offer statement on Schedule TO regarding the tender offer described herein, including an offer to purchase, a letter of transmittal and related documents, and Marinus will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding such tender offer. Marinus’ stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Marinus’ stockholders should consider prior to making any decisions with respect to such tender offer. Stockholders of Marinus will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov or by directing a request to the Information Agent at tenderoffer@mackenziepartners.com.

Forward-looking statements

This press release contains forward-looking statements related to Immedica, Marinus and the proposed acquisition of Marinus by Immedica (the “Transaction”) that involve risks and uncertainties and reflect each of Immedica’s and Marinus’ judgment as of the date of this press release. These forward-looking statements generally are identified by words such as “believe,” “can,” “could”, “seek”, “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “might,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, many of which are outside of Immedica’s and Marinus’ control. These forward-looking statements include, without limitation, statements regarding: the timing of the Transaction and when and whether the Transaction ultimately will close. Many factors could cause actual future events to differ materially from Immedica’s and Marinus’ expectations, including, without limitation: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that Immedica may not receive sufficient number of shares tendered from Marinus’ stockholders to complete the tender offer; the possibility that competing offers will be made; litigation relating to the Transaction; uncertainties as to the timing of the consummation of the Transaction and the ability of each of Immedica, Purchaser or Marinus to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement entered into between the companies; other business effects, including the effects of industry, economic or political conditions outside of the companies' control; and other risks described in Immedica’s and Marinus’ respective prior press releases and listed under the heading “Risk Factors” in Marinus’ reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, the Schedule 14D-9 to be filed by Marinus and the Schedule TO and related tender offer documents to be filed by Immedica and Purchaser. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and each of Immedica and Marinus assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Immedica nor Marinus gives any assurance that either Immedica or Marinus will achieve its expectations.

About Marinus Pharmaceuticals

Marinus is a commercial-stage pharmaceutical company dedicated to the development of innovative therapeutics for seizure disorders. Marinus’ product, ZTALMY® (ganaxolone) oral suspension CV, is an FDA-approved prescription medication introduced in the United States in 2022. For more information, please visit www.marinuspharma.com and follow us on Facebook, LinkedIn and X.

About Immedica

Immedica is a pharmaceutical company, headquartered in Stockholm, Sweden, focused on the commercialization of medicines for rare diseases and specialty care products. Immedica’s capabilities cover marketing and sales, compliance, pharmacovigilance, quality assurance, regulatory, medical affairs and market access, as well as a global distribution network serving patients in more than 50 countries. Immedica is fully dedicated to helping those living with diseases which have a large unmet medical need. Immedica’s therapeutic areas are within genetic & metabolic diseases, hematology & oncology and specialty care. Immedica was founded in 2018 and employs today around 130 people across Europe, the Middle East and the United States. Immedica is backed by the investment firms KKR and Impilo. For more information visit www.immedica.com

Immedica contact:

Linda Holmström

Head of Communications

linda.holmstrom@immedica.com

Marinus contact:

Molly Cameron

Director, Corporate Communications & Investor Relations

Marinus Pharmaceuticals, Inc.

mcameron@marinuspharma.com

Information Agent for the offer:

MacKenzie Partners, Inc

+1 800 322 2885